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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ____)*

ELECTRONIC CLEARING HOUSE, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
285562500
(CUSIP Number)
Laura A. Fennell, Esq.
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043
(650) 944-6000

with a copy to:

Michael Dorf, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, California 94111
Telephone: (415) 984-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	46114Y101

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Intuit Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,093,613 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,093,613 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Electronic Clearing House, Inc. (“ECHO” or the “Company”), a Nevada corporation, with its principal office located at 730 Paseo Camarillo, Camarillo, California 93010.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Intuit Inc., a corporation organized and existing under the laws of Delaware (“Intuit”).

(b) The principal business address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

(c) Intuit provides business and financial management solutions for small and mid-sized businesses, consumers and accounting professionals.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Intuit is set forth in Schedule I hereto, and is incorporated by reference. Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e) During the last five years, Intuit has not, nor, to the knowledge of Intuit, has any of the persons listed on Schedule I hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by Intuit and each of Aristides W. Georgantas, Herbert Lucas, Carl R. Terzian, Richard D. Field, H. Eugene Lockhart, Alice Cheung, Stephen D. Hoofring, Patricia M. Williams, Richard Lee Slater, Karl J. Asplund, Joel M. Barry, Charles Harris, Kris Winckler, William J. Wied, Jack Wilson, Sharat Shankar and Donna Rehman (collectively, the “Stockholders”), who are all the directors and executive officers of ECHO. The Stockholders entered into the Voting Agreements as an inducement to Intuit to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Intuit did not pay additional consideration to the Stockholders in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a)-(b) On December 14, 2006, Intuit, Elan Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Intuit (“Merger Sub”), and ECHO entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into ECHO (the “Merger”), with ECHO surviving the Merger as a wholly-owned subsidiary of Intuit (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. At the effective time and as a result of the Merger, ECHO stockholders will be entitled to receive, for each share of ECHO common stock, $18.75 in cash.

A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, in order to induce Intuit and Merger Sub to enter into the Merger Agreement, each of the Stockholders entered into a Voting Agreement with Intuit, dated as of December 14, 2006 (each, a “Voting Agreement” and together, the “Voting Agreements”). Pursuant to the Voting Agreements, the Stockholders have agreed to vote all securities of ECHO (including all shares of Common Stock and all options, warrants and other rights to acquire shares of Common Stock) owned by them (the “Shares”):
•	in favor of approval of the Merger;

•	against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, and against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement; and

•	against any Acquisition Proposal (as defined in the Merger Agreement) or (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement) any other: (A) merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any subsidiary of the Company with any party, (B) sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (E) action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

Pursuant to the Voting Agreements, the Stockholders also granted to the directors of Intuit an irrevocable proxy and irrevocably appointed them as their attorney and proxy to vote the Shares on any of the foregoing matters at every ECHO annual, special, adjourned or postponed stockholder meeting and in every written consent in lieu of such meeting.

The Voting Agreements terminate upon the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement. A copy of the form of Voting Agreement is included as Exhibit 2 hereto and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

(c) No determination has been made with respect to the sale or transfer of a material amount of assets of the Company or any of its subsidiaries after the Merger.

(d) It is intended that upon consummation of the Merger, the directors of Merger Sub shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

(e) No determinations have been made regarding material changes in the Company’s capitalization dividend policy after the Merger.

(f) Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Intuit. No determinations have been made regarding material changes in the Company’s business or corporate structure after the Merger.

(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation of Merger Sub will become the certificate of incorporation of the Surviving Corporation.

(h) As a result of the Merger Agreement, the Common Stock shall de-list from and no longer be quoted on the Nasdaq Stock Market.

(i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, Intuit currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Intuit reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the form of Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 hereto. Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreements, Intuit does not and, to the best of Intuit’s knowledge, none of the individuals or entities named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) By virtue of the Voting Agreements, Intuit may be deemed to share with the Stockholders the power to vote the Shares subject to the Voting Agreements. As a result of the Voting Agreements, Intuit may be deemed to be the beneficial owner of the Shares subject to the Voting Agreements, which, upon conversion of any options, warrants and other rights to acquire shares of Common Stock, equals an aggregate of 1,093,613 shares of Common Stock, representing 14% of the issued and outstanding shares of voting stock of the Company.[1] By virtue of the Voting Agreements, Intuit may be deemed to share with the Stockholders the power to vote the Shares subject to the Voting Agreements. Intuit, however, hereby disclaims beneficial ownership of the Shares subject to the Voting Agreements, and this statement shall not be construed as an admission that either Intuit is, for any or all purposes, the beneficial owner of the securities covered by this statement.

[1]	The total number of issued and outstanding shares of voting stock of the Company equals the sum of (a) 6,824,814 shares of Common Stock issued and outstanding as of December 14, 2006 (as represented by the Company in the Merger Agreement) and (b) 487,800 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

(c) Except as described in this Schedule 13D, there have been no transactions in the Shares effected by Intuit or, to the best of Intuit’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, Intuit anticipates it will acquire the entire equity interest in the Company pursuant to the Merger Agreement.

Other than the Merger Agreement and the Voting Agreements described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Intuit or, to the best of Intuit’s knowledge, any person or entity listed on Schedule I hereto, and any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as an Exhibit

Exhibit 1.	Agreement and Plan of Merger, dated as of December 14, 2006 among Intuit Inc., Elan Acquisition Corporation and Electronic Clearing House, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of ECHO filed on December 14, 2006).

Exhibit 2.	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of ECHO filed on December 14, 2006).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTUIT INC.

December 20, 2006
(Date)

/S/ LAURA A FENNELL
(Signature)

Laura A. Fennell, Vice President, General
Counsel and Corporate Secretary

(Name and Title)

Schedule I
Directors and Executive Officers of Intuit Inc.
     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Intuit Inc. (“Intuit”) is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is Intuit Inc., 2700 Coast Avenue, Mountain View, CA 94043.

Name	Present Principal Occupation or Employment
Stephen M. Bennett	President and Chief Executive Officer of Intuit
Christopher W. Brody	Director of Intuit. Chairman of Vantage Partners LLC
William V. Campbell	Chairman of the Board of Directors of Intuit
Scott D. Cook	Chairman of the Executive Committee of Intuit.
L. John Doerr	Director of Intuit: General Partner of Kleiner Perkins Caufield & Byers
Diane B. Greene	Director of Intuit: Executive Vice President if EMC Corporation and President to VMware
Michael R. Hallman	Director of Intuit: President of The Hallman Group
Dennis D. Powell	Director of Intuit: Senior Vice President and Chief Financial Officer of Cisco Systems, Inc.
Stratton D. Sclavos	Director of Intuit: President, Chief Executive Officer and Chairman of the Board of VeriSign, Inc.
Caroline F. Donahue	Senior Vice President, Sales of Intuit
Robert B. Henske	Senior Vice President and General Manager, Consumer Tax Group of Intuit
Peter J. Karpas	Senior Vice President, Chief Marketing and Product Management Officer of Intuit
Alexander M. Lintner	Senior Vice President, Strategy and Corporate Development of Intuit
Kiran M. Patel	Senior Vice President and Chief Financial Officer of Intuit
Brad D. Smith	Senior Vice President and General Manager, Small Business Division of Intuit
Laura A. Fennell	Vice President, General Counsel and Corporate Secretary of Intuit
Jeffrey P. Hank	Vice President, Corporate Controller of Intuit